Exhibit 21.1

Subsidiaries of Liberty Defense Holdings, Ltd.

Subsidiary	Jurisdiction
DrawDown Detection, Inc.	British Columbia, Canada
DrawDown Technologies, Inc.	Delaware, United States
LDH GS Amalco Corp.	Ontario, Canada
Liberty Defense Technologies, Inc.	Massachusetts, United States